UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,080,926 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,080,926 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,926 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,732,507 shares of Common Stock outstanding, which is the sum of the 98,655,007 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,080,926 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,080,926 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,926 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,732,507 shares of Common Stock outstanding, which is the sum of the 98,655,007 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,080,926 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,080,926 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,926 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	This figure includes 12,077,500 shares of Common Stock (as defined herein) obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,732,507 shares of Common Stock outstanding, which is the sum of the 98,655,007 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,077,500 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,077,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,077,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	This figure represents the number of shares of Common Stock obtainable upon conversion of 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

(2)	Based on approximately 110,732,507 shares of Common Stock outstanding, which is the sum of the 98,655,007 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2015, and the approximately 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share, (the “Common  Stock”) of Merge Healthcare Incorporated (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 9, 2015 (the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.                                Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

                This statement is being filed to report the shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock, par value $0.01 per share, (the “Preferred Stock”) held directly by each of Guggenheim Private Debt Fund Note Issuer, LLC (“GPDF”), Guggenheim Private Debt Master Fund, LLC (“GPDMF”), NZC Guggenheim Fund LLC (“NZCG”), Maverick Enterprises, Inc. (“Maverick”) and Verger Capital Fund LLC (“Verger” and, together with GPDF, GPDMF, NZCG and Maverick, the “Investors”). Guggenheim Partners Investment Management, LLC (“GPIM”) serves as manager to each of GPDF, GPDMF and NZCG, as investment manager to Maverick, and as sub-advisor to Verger.  Guggenheim Partners Investment Management Holdings, LLC (“GPIMH”) is the majority owner of GPIM.  Guggenheim Partners, LLC (“Guggenheim Partners”) is the majority indirect owner of GPIMH.  Guggenheim Capital, LLC (“Guggenheim Capital”) is the majority owner of Guggenheim Partners, LLC.  In such capacities, GPIM, GPIMH, Guggenheim Partners and Guggenheim Capital may be deemed to beneficially own the shares of Common Stock that may be acquired upon conversion of the Preferred Stock held directly by each of GPDF, GPDMF, NZCG, Maverick and Verger.

This statement also reports shares of Common Stock held in mutual funds advised by an indirect, wholly-owned subsidiary of GPIMH.

The principal business address of GPIM is 100 Wilshire Boulevard, 5th Floor, Santa Monica, California, 90401.  The principal business address of each of GPIMH, Guggenheim Partners and Guggenheim Capital is 227 West Monroe Street, Chicago, Illinois 60606.

Each of GPIM, Guggenheim Partners and Guggenheim Capital is an institutional investment manager.  GPIMH is a holding company over GPIM.  Each of the Reporting Persons is a Delaware limited liability company.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

              On June 17, 2015, at the Annual Meeting of Stockholders of the Issuer, the Issuer’s stockholders approved proposals to amend the Issuer’s Certificate of Incorporation and Certificate of Designation of Series A Convertible Preferred Stock to allow the Investors, as holders of the Preferred Stock, to (i) vote separately on matters which impact their relative rights and preferences and (ii) elect one member to the Issuer’s Board of Directors. The Reporting Persons currently intend to elect a director to the Issuer’s Board of Directors in the near future.  In addition, the Issuer’s shareholders approved a proposal to remove the conversion cap limitation with respect to the conversion of Preferred Stock into shares of Common Stock.

Subsequently, but also on June 17, 2015, the Investors approved an amendment of the Certificate of Designation of Series A Preferred Stock to eliminate the right of the holders of Preferred Stock to require the Issuer to redeem any or all shares of the Preferred Stock at any time prior to August 25, 2015.

The summaries contained herein of the amendments to the Issuer’s Certificate of Incorporation and Certificate of Designation of Series A Convertible Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 8, 9 and 10 to this Schedule 13D and are incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)  GPIM may be deemed to beneficially own 12,077,500 shares of Common Stock obtainable upon conversion of the 50,000 shares of Preferred Stock held for the accounts of the Investors at the Initial Conversion Rate.  This amount represents approximately 10.9% of the Issuer’s outstanding Common Stock.  GPIMH, Guggenheim Partners and Guggenheim Capital may be deemed to beneficially own 12,080,926 shares of Common Stock, which amount includes the 12,077,500 shares of Common Stock beneficially owned by GPIM plus an additional 3,426 shares of Common Stock beneficially owned by an indirect, wholly-owned subsidiary of GPIMH.  This amount represents approximately 10.9% of the Issuer’s outstanding Common Stock.

The foregoing beneficial ownership percentage calculations are based on 110,732,507 shares of Common Stock outstanding, which is the sum of the 98,655,007 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2015, and the 12,077,500 shares of Common Stock issuable by the Issuer to the Reporting Persons upon conversion of the 50,000 shares of Preferred Stock beneficially owned by the Reporting Persons at the Initial Conversion Rate.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 12,077,500 shares of Common Stock obtainable upon conversion of the 50,000 shares of Preferred Stock held for the accounts of the Investors.  GPIMH, Guggenheim Partners and Guggenheim Capital have shared voting power and shared dispositive power with regard to the 3,426 shares of Common Stock beneficially owned by an indirect, wholly-owned subsidiary of GPIMH.

(c)  Please refer to Exhibit 11 for a schedule of transactions in the Issuer’s securities during the sixty days prior to this required Amendment No. 1.

(d)  The Investors and certain mutual funds advised by the indirect, wholly-owned subsidiary of GPIMH described in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of GPDF relates to more than 5% of the shares of Common Stock outstanding.

(e)  Not applicable.

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

8. Certificate of Amendment of Certificate of Incorporation of Merge Healthcare Incorporated, dated June 17, 2015 (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed by the Issuer on June 19, 2015)

9. Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock of Merge Healthcare Incorporated with respect to voting rights, dated June 17, 2015 (incorporated by reference to Exhibit 3.2 to the current report on Form 8-K filed by the Issuer on June 19, 2015)

10. Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock of Merge Healthcare Incorporated with respect to redemption rights, dated June 17, 2015 (incorporated by reference to Exhibit 3.3 to the current report on Form 8-K filed by the Issuer on June 19, 2015)

11. Schedule of Transactions

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 2, 2015

GUGGENHEIM CAPITAL, LLC
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

SCHEDULE 13D

EXHIBIT 11

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected for the accounts of mutual funds advised by an indirect, wholly-owned subsidiary of GPIMH, in the open market through a broker.  The Reporting Persons have no pecuniary interest in the shares of Common Stock or any other equity securities held in the mutual funds advised by the indirect, wholly-owned subsidiary of GPIMH.

Security	Trade Date	Buy/Sell	Quantity	Price per Share
Common Stock	5/7/2015	Sell	(44)	$4.508409
Common Stock	5/7/2015	Sell	(248)	$4.508387
Common Stock	5/8/2015	Sell	(435)	$4.68
Common Stock	5/13/2015	Sell	(199)	$4.65
Common Stock	5/14/2015	Sell	(198)	$4.58
Common Stock	5/14/2015	Sell	(196)	$4.585
Common Stock	5/15/2015	Sell	(138)	$4.55
Common Stock	5/18/2015	Sell	(58)	$4.65
Common Stock	6/4/2015	Buy	781	$4.40
Common Stock	6/26/2015	Sell	(215)	$4.91
Common Stock	6/30/2015	Buy	363	$4.80